GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

6 April 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dew GKN PLC

Dear Sirs,

GKN plc – Directors' Interests in Shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

S DeRitter

Sandie De Ritter

Enc

Dlw 4/25

GKN plc

Directors' Interests in Shares

Awards of conditional rights to 50p ordinary shares of GKN plc (the 'Company') under the GKN Long Term Incentive Plan 2004 were made on 5 April 2005 to the following Executive Directors of the Company:

Director	Number of shares the subject of the award	Total number of shares the subject of conditional awards following this notification
Mr K Smith	215,720	647,440
Mr R J Clowes	120,300	360,800
Mr I R Griffiths	153,140	451,240
Mr N M Stein	123,800	371,540

The shares will only become capable of release to Executive Directors to the extent that certain performance criteria are satisfied by the Company over the 3 year performance period which commenced on 1 January 2005. Release is also conditional upon the Executive Director satisfying a personal shareholding requirement. Shares will not be released to Executive Directors before the fourth anniversary of the award date.

Grants of share options over 50p ordinary shares of the Company under the GKN Executive Share Option Scheme 2004 were also made on 5 April 2005 to the following Executive Directors of the Company:

Director	Number of shares over which option granted	Total number of shares over which options held following this notification
Mr K Smith	300,062	1,816,539
Mr R J Clowes	167,335	1,053,135
Mr I R Griffiths	213,017	1,281,303
Mr N M Stein	172,209	1,078,250

The options are exercisable at a price of 253.5p per share during the period 5 April 2008 to 4 April 2015. The options are exercisable to the extent that certain performance criteria are satisfied by the Company over the 3 year performance period, which commenced on 1 January 2005, and the satisfaction by the Executive Director of a personal shareholding requirement.

G. Denham
Company Secretary

6 April 2005